Exhibit 6.7

THIS SUBORDINATED CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

SUBORDINATED CONVERTIBLE PROMISSORY NOTE

$_______________	__________ __, 2016

Cambridge, MA

For value received Myomo, Inc., a Delaware corporation (the “Company”), promises to pay to __________________ or its assigns (“Holder”) the principal sum of $________________ together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This subordinated convertible promissory note (the “Note”) is issued as part of a series of similar subordinated convertible promissory notes (collectively, the “Notes”) pursuant to the terms of that certain Subscription Agreement (as may be amended, restated and/or otherwise modified from time to time, the “Agreement”) dated as of __________ __, 2016 to the persons and entities listed on the Schedule of Investors attached to the Agreement (collectively, the “Holders”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

1.       Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Loan shall be due and payable on December 31, 2018 (the “Maturity Date”), unless earlier converted.

2.       Interest Rate. The Company promises to pay the outstanding principal amount, together with interest thereon accruing on and from the date hereof, at an annual rate equal to 8%, or such lesser rate permissible by law. Interest on the outstanding principal balance of the Notes shall be computed on the basis of the actual number of days elapsed and a 365-day year, compounded annually. The interest shall accrue until the Notes are converted or the Maturity Date.

3.       Conversion; Repayment Premium Upon Sale of the Company.

(a)       In the event that the Company issues and sells shares of its Equity Securities (as defined below) to investors (the “Investors”) on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other indebtedness) (a “Qualified Financing”), then the outstanding principal balance of this Note and any accrued but unpaid interest thereon shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price (the “Conversion Price”) equal to the lower of: (i) the price per share equal to $35,000,000 divided by the aggregate number of shares of capital stock outstanding on a fully diluted basis immediately prior to the initial closing of the Qualified Financing and (ii) eighty percent (80%) of the per share price paid by the Investors in the Qualified Financing.

(b)       If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)       Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, the Holder will receive a cash payment equal the aggregate amount of principal and accrued, but unpaid interest then outstanding under the Note plus an additional amount equal to twenty five percent (25%) of the original principal amount of this Note. Such amount shall be paid to the Holder in lieu of the principal and interest that would otherwise be payable on the Maturity Date.

(d)       For purposes of this Note:

(i)       “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the voting power in the Company’s capital stock is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii)       “Equity Securities” shall mean the Company’s Common Stock or Preferred Stock or any securities conferring the right to purchase the Company’s Common Stock or Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company’s Common Stock or Preferred Stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

(e)       Except for the rights to obtain certificates representing Equity Securities upon conversion of this Note, all rights with respect to this Note shall terminate upon the effective conversion or repayment of the entire outstanding balance of this Note and any accrued but unpaid interest thereon, whether or not this Note has been surrendered to the Company for cancellation.

4.       Maturity. Unless this Note has been previously converted or satisfied in accordance with the terms of Section 3 above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5.       Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

6.       Prepayment. The Company may prepay this Note in whole or in part at anytime; provided, that any partial payment of principal shall be accompanied by payment of accrued interest to the date of prepayment. Any payment made to the holders of the Notes which is not a full payment of all principal and interest on all of the Notes shall be made pro rata to the holders of the Notes based on the respective principal amounts of the Notes.

7.       Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an “Event of Default”:

(a)       The Company fails to pay timely any of the principal amount, accrued interest of other amounts due under this Note on the applicable due date and such failure continues for five (5) days;

(b)       The Company shall default in its performance of any covenant under the Agreement or any Note and such default persists beyond any applicable cure period;

(c)       The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any general assignment for the benefit of creditors or takes any corporate action for the purpose of effecting any of the foregoing; or

(d)       An involuntary petition is filed against the Company in any court of competent jurisdiction under any bankruptcy statute now or hereafter in effect and such proceeding continues undismissed or unstayed and in effect for any period of 90 consecutive days, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

8.       Future Notes. If, while this Note is outstanding, the Company issues other indebtedness of the Company convertible into Equity Securities of the Company with material terms that are more favorable, from the perspective of the Holder (“Other Debt”), than the terms of this Note (other than with respect to principal amount, interest and maturity date), then the Company will provide the Holder with written notice thereof, together with a copy of all documentation relating to such Other Debt and, upon request of the Holder, any additional information related to such Other Debt as may be reasonably requested by the Holder. The Company will provide such notice to Holder promptly (and in any event within 30 days) following the issuance of such Other Debt. In the event the Requisite Holders determine that the terms of the Other Debt are preferable to the terms of this Note, the Requisite Holders may, but are not obligated to, notify the Company in writing within 5 days following receipt of such notice from the Company that they are electing, on behalf of themselves and the other Holders of the Notes, to exchange the Notes for the Other Debt. Promptly after receipt of such written notice from the Requisite Holders, but in any event within 30 days, the Company will amend and restate this Note to be substantially identical to promissory note evidencing the Other Debt, excluding principal amount, interest and maturity date. If the Requisite Holders do not notify the Company of such an election described in this Section 8 within the 5 days, the Holders shall be deemed to have waived their right to exchange their Notes for the Other Debt in such instance.

9.       Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

10.       Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

11.       Parity with Other Notes and Other Indebtedness; Subordination.

(a)       The Company’s repayment obligation to the Holder under this Note shall be on parity with the Company’s obligation to repay all Notes issued pursuant to the Agreement and the convertible promissory notes issued by the Company pursuant to the Subscription Agreement, dated as of [______]1, between the Company each of the other parties thereto. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

(b)       The Company’s repayment obligation to the Holder under this Note shall be subordinated to certain other indebtedness of the Company issued to pursuant to the Accelerator Funding Agreement, dated June 7, 2011, between the Company and the Massachusetts Life Sciences Center, as may be amended from time to time, and any other senior indebtedness of the Company hereafter issued, including, but not limited to commercial bank lenders and venture debt lenders (collectively, “Senior Lenders”). Notwithstanding anything herein to the contrary, Holder hereby agrees that the Company’s failure to pay any amounts or otherwise comply with any terms or provisions of this Note as a result of its obligations to the Senior Lenders pursuant to any subordination agreement to which the Company and any Senior Lender is a party shall not constitute a default or an Event of Default under this Note.

1 Myomo to fill in details of the bridge note agreement. Also, if the Sandcastle debt is anything other than subordinate to these Notes, need to mention that here.

12.       Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders, which amendment or waiver shall apply to all the Notes and shall be binding on all the Holders thereof.

13.       Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Notwithstanding anything to the contrary, the Company may elect not to permit a transfer of the Note if it has not obtained satisfactory assurance that such transfer: (a) is exempt from the registration requirements of, or covered by an effective registration statement under, the Act, and the rules and regulations thereunder and (b) is in compliance with all applicable state securities laws, including without limitation receipt of an opinion of counsel, which opinion shall be satisfactory to the Company. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

14.       Notices. Unless otherwise provided, any notice required or permitted under this Note shall be given in the same manner as provided in the Agreement.

Legal Disclaimer: The Company is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Act, and/or Rule 506 of Regulation D promulgated thereunder. The Company may, in the future, undertake a public offering pursuant to Regulation A under the Act. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.

[signature page follows]

Myomo, Inc.

By:
Name:
Title:

Holder:

Principal Amount of Note:

Date of Note:

[Signature page to Subordinated Convertible Promissory Note of Myomo, Inc.]